FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File No. 000-32981

QWICK MEDIA INC.
(Translation of registrant's name into English)

3162 Thunderbird Crescent, Burnaby, BC  V5A 3G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

QWICK MEDIA INC.
(A Development Stage Company)
(Formerly TUSCANY MINERALS LTD. An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2011 and 2010
(Unaudited)
(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51‐102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the period ended March 31, 2011 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. The Company’s independent auditors have not performed an audit or review of these consolidated interim financial statements

QWICK MEDIA INC.
(A Development Stage Company)
(formerly TUSCANY MINERALS LTD. an Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	MARCH 31	DECEMBER 31
	2011	2010
	(Unaudited)

ASSETS

Current
Cash	$999,326	$877,848
Accounts receivable	107,791	51,080
Inventory	263,739	117,088
Prepaid expenses	559	−
Due from related parties	6,932	−
Total Current Assets	1,378,347	1,046,016

Property and Equipment	67,525	42,344
Total Assets	$1,445,872	$1,088,360

LIABILITIES

Current
Accounts payable and accrued liabilities	$128,003	$54,890
Promissory note and accrued interest payable	280,453	275,783
Notes and accrued interest payable	−	127,428
Deferred revenue	5,000	−
Total Liabilities	413,456	458,101

STOCKHOLDERS’ EQUITY

Capital Stock	$66,740	56,102

Additional Paid-in Capital	3,821,163	1,559,335

Share Subscriptions Received	297,002	1,385,000

Deficit Accumulated During The Development Stage	(3,152,489)	(2,370,178)
Total Stockholders’ Equity	1,032,416	630,259

Total Liabilities and Stockholders’ Equity	$1,445,872	$1,088,360

The accompanying notes are an integral part of these interim consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)
(formerly TUSCANY MINERALS LTD. an Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in U.S. Dollars)

				PERIOD FROM
				DATE OF
				INCEPTION
				OCTOBER 5
	THREE MONTHS ENDED MARCH 31			2000 TO MARCH 31,
	2011	2010		2011

Revenue	$10,020	$	−	$12,738

Expenses
Advertising and promotion	11,685		−	18,113
Amortization	5,689		−	5,985
Consulting fees	199,812		232	285,469
Filing Fees	5,282		−	22,300
Foreign Exchange	(8,199)		75,954	102,883
Interest and bank charges	5,402		5,411	219,446
Management fees	388		5,521	288,181
Mineral property development expenditures	−		−	8,500
Mineral property option payment	−		−	3,428
Office and administrative	130,320		464	169,781
Oil and gas property development expenditures	−		−	202,686
Professional fees	98,490		25,504	545,062
Rent	56,317		−	95,204
Salaries, wages and benefits	264,981		−	710,815
Software development costs	631		26,416	196,712
Travel	21,533		−	82,606
Total Expenses	792,331		139,502	2,957,171

Net Loss For The Period	$(782,311)		$(139,502)	$(2,944,433)

Basic And Diluted Loss Per Common Share	$(0.01)		$(0.00)

Weighted Average Number Of Common Shares Outstanding	61,940,300		51,313,366

The accompanying notes are an integral part of these interim consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)
(formerly TUSCANY MINERALS LTD. an Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)
	THREE MONTHS ENDED MARCH 31,				PERIOD FROM DATE OF INCEPTION OCTOBER 5, 2000 TO MARCH 31,
	2011		2010		2011

Cash Flows (Used In) Provided By: Operating Activities
Net loss for the period		$(782,311)		$(139,502)		$(2,944,433)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		5,689		−		5,985
Foreign exchange on debt settlement		−		−		18,456
Stock-based compensation		145,038		−		145,038

Changes in operating assets and liabilities
Accounts receivable		(56,712)		(483)		(106,492)
Prepaid expenses		(559)		−		(559)
Inventory		(146,651)		−		(263,739)
Due to and from related parties		(6,932)		91,864		1,365,149
Deferred revenue		5,000		−		5,000
Accrued interest		4,670		5,292		218,321
Accounts payable and accrued liabilities		73,114		16,308		219,659
Net cash (used in) operating activities		(759,654)		(26,521)		(1,337,615)

Investing Activities
Purchase of property and equipment		(30,870)		−		(72,742)
Promissory note advances		−		−		(639,862)
Net cash (used in) investing activities		(30,870)		−		(712,604)

Financing Activities
Proceeds from notes payable		−		24,342		465,028
Proceeds from promissory note		−		−		196,050
Proceeds from issuance of common shares		615,000		−		2,076,000
Proceeds from share subscriptions received		297,002		−		297,002
Net cash provided by financing activities		912,002		24,342		3,034,080

Net Increase (Decrease) In Cash		121,478		(2,179)		983,861

Cash, Beginning Of Period		877,848		15,089		15,465

Cash, End Of Period		$999,326		$12,910		$999,326

Non-cash Financing Activities
Common stock issued to settle debt		$1,085,215	$	−		$1,666,845

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−	$	−
Income taxes paid	$	−	$	−	$	−

The accompanying notes are an integral part of these interim consolidated financial statements.

1.             BASIS OF PRESENTATION

The unaudited interim consolidated financial statements as of March 31, 2011 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2010 audited consolidated financial statements and notes thereto. The operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one common share of stock for each common share of Qeyos.

For accounting purposes, the acquisition is being accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company is also the chief executive officer and controlling shareholder of Qeyos.  Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations have been retroactively restated to reflect the results of operations of Qeyos after September 30, 2009, the date the Company and Qeyos commenced common control.

2.            NATURE OF OPERATIONS AND GOING CONCERN

a)	Organization

Qwick Media Inc. (“the Company”) is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Province of British Columbia, Canada and a foreign filer in the United States of America.  Principal executive offices are located in Vancouver, British Columbia, Canada.  The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada.  Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington.  Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands.  Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the US Securities and Exchange Commission (“SEC”).

 On June 22, 2010, the Company changed its name to “Qwick Media Inc.”

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware

b)	Development Stage Activities

The Company had been in the exploration stage since its formation and had not realized any revenues during the exploration stage.  The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003.  As at December 31, 2010, the Company was an inactive shell company.

On January 28, 2011, the Company acquired Qeyos Ad Systems Inc., which is in the business of developing and customizing software and hardware for use in digital media kiosks.  Accordingly, the Company ceased to be an inactive shell company and became a development stage company.

2.            NATURE OF OPERATIONS AND GOING CONCERN (conintued)

c)	Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the interim consolidated financial statements, the Company has incurred accumulated losses of $3,152,489 for the period from October 5, 2000 (inception) to March 31, 2011 and the Company’s revenue is insignificant. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing from the issuance of the Company’s common stock and from the issuance of promissory notes. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)           Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits.  For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.  The Company had no cash equivalents at March 31, 2011 or at December 31, 2010.

b)	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates.  The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, useful life and recoverability of long-lived assets, the fair value of stock-based compensation, valuation allowance for income tax purposes and fair value measurements of financial instruments.

.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Revenue Recognition

Upon achieving full commercial operation, the Company recognizes revenue from software licensing and customization when all of the following criteria are met: (1) the Company has evidence of an arrangement with a customer; (2) the Company delivers the specified products; (3) license agreement terms are fixed or determinable and free of contingencies or uncertainties that may alter the agreement such that it may not be complete and final; and (4) collection is probable.

The Company grants a software license which provides for the right to receive payment of a royalty fee based on a percentage of revenues earned by the licensee from the use of the software. Royalty revenues arising from software licenses with an undefined or expected term exceeding three years are generally recognized as received or receivable if the other conditions noted above are satisfied.

d)	Software Development Costs

The Company accounts for software development costs in accordance with ASC 985-20 Software - Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established and all research and development activities for the other components of the product or processes have been completed, at which time any additional costs are capitalized.

To March 31, 2011, software development costs have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

In accordance with ASC 985-705 software modification costs to satisfy hardware upgrades and changes in system configurations are treated as maintenance costs. Maintenance costs are expensed as incurred or recognized with related revenues, whichever occurs first.

e)	Equipment and Amortization

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating depreciation are between 20% and 50%.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar.  Transactions in foreign currency are translated in accordance with ASC 830, Foreign Currency Matters, into U.S. dollars  and reported as follows:

i)          monetary items at the  exchange rate prevailing at the balance sheet date;
ii)         non-monetary items at the historical exchange rate;
iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

Gains and losses on foreign currency transactions are reported in the statements of operations.

g)	Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with ASC 260, Earnings Per Share.  Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods.  Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period.  As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as the exercise of options or warrants would be anti-dilutive.

h)           Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers are:

•	Level 1 – defined as observable inputs such as quoted prices in active markets;

•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash consists of cash on deposit with a high quality major financial institution.  The carrying cost approximates fair value due to the liquidity of these deposits.  The carrying amounts of other financial assets and liabilities comprising accounts receivable, accounts payable and accrued liabilities, and notes payable, were a reasonable approximation of their fair value.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Income Taxes

The Company has adopted ASC 740, Income Taxes. This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

j)	Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in ASC 360-50, Impairment or Disposal of Long-lived Assets. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, assets are written down to fair value.

l)	Comprehensive Loss

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive items in the interim consolidated financial statements.  As at March 31, 2011 and 2010, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a schedule of comprehensive loss in the consolidated financial statements.

m)	Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction.  The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

i)              the date at which the counterparty’s performance is complete;
ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

The Company has implemented all new accounting pronouncements that are in effect and that may impact its interim consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

5.	NOTES AND ACCRUED INTEREST PAYABLE

On January 28, 2011, the Company issued 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable outstanding at December 31, 2010.  These amounts were due to a company with a common director.

6.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At March 31, 2011 the promissory note of $196,050 (December 31, 2010 - $196,050) bore interest at 8% per annum and was repayable in full on January 28, 2004.

The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000.  Since advancement of funds to March 31, 2011 interest has accrued in the amount of $59,403. (December 31, 2010- $54,733).  Interest expensed for the three months ended March  31, 2011 amounted to $4,670 (2010 - $4,670).  Subsequent to March 31, 2011, the Company settled the outstanding principal and interest of $275,783 by issuing 1,378,915 shares of the Company’s common stock.

7.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the three months ended March 31, 2011, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at March 31, 2011 not disclosed elsewhere:

a)
The Company paid management fees of $Nil (2010 - $15,088) to a company controlled by a former director for the three months ended March 31, 2011. Pursuant to an agreement dated November 1, 2008, the Company paid $5,776 (CDN$5,600)  per month for management services on a month to month basis.

b)
As of March 31, 2011, accounts receivable included $6,932 (December 31, 2010 - $Nil) owed from a company controlled by a director.  At December 31, 2010, accounts payable included $11,320 owed to a director of the Company and to a company controlled by the same director, and $5,209 owed to a company controlled by an officer of the Company.

c)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $Nil for the three months ended March 31, 2011 (2010 - $622).

7.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

d)	On January 28, 2011, the Company issued 4,789,935 common shares of Qeyos to a director of the Company at a fair value of $0.20 per share to settle debt of $957,787.

e)
On January 28, 2011, the Company completed the acquisition of Qeyos, a company controlled by the President of the Company, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each share of Qeyos.

8.	CAPITAL STOCK

a)   Authorized

At March 31, 2011, the Company was authorized to issue the following number and classes of shares:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

b)  Issued, outstanding and fully paid

On January 28, 2011, the Company issued 10,000,000 common shares at $0.20 per share pursuant to a private placement, of which $1,360,000 was included in share subscriptions at December 31, 2010.

On January 28, 2011, the Board of Directors of the Company authorized the issuance of 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable.

On January 28, 2011, the Company completed the acquisition of Qeyos, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos.

9.	STOCK OPTIONS

    The Company adopted a Stock Option Plan dated January 28, 2011 under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants

On January 10, 2011, the Company granted 2,400,000 stock options to directors, officers, and employees exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary.  During the three months ended March 31, 2011, the Company recorded stock-based compensation for the vested options of $145,038, as consulting expense related to these options.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model and the weighted average grant date fair values of stock options granted during the three months ended March 31, 2011 was $0.11.

The fair value assumptions used were as follows:
March 31, 2011

Expected dividend yield	0%
Risk-free interest rate	1.92%
Expected volatility	66%
Expected option life (in years)	4.92

The total intrinsic value of stock options exercised during the three months ended March 31, 2011, was $Nil.

The following table summarizes the continuity of the Company’s stock options:

	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		$		$

Outstanding, December 31, 2010	−	−	−	−

Granted	2,400,000	$0.20

Outstanding, March 31, 2011	2,400,000	$0.20	4.75	−

Exercisable, March 31, 2011	1,200,000	$0.20	4.75	−

9.	STOCK OPTIONS (Continued)

A summary of the status of the Company’s non-vested options at March 31, 2011, and changes during the three months ended March 31, 2011 are presented below:
	Number of Options	Weighted Average Grant Date Fair Value
		$

Non-vested at December 31, 2010	−	−

Granted	2,400,000	0.11
Vested	(1,200,000)	0.11

Non-vested at March 31, 2011	1,200,000	0.11

As at March 31, 2011, there was $122,330 in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 1.83 years.

10.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, rental premises or other matters.  Management services provided are on a month to month basis.

11.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of March 31, 2011 and December 31, 2010, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

11.             FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

MARCH 31, 2011	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	LOANS AND RECEIVABLES/ AMORTIZED COST	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$ 999,326	$ -	$ 999,326	$ 999,326
Accounts receivable	3		107,791	107,791	107,791

		$ 999,326	$ 107,791	$ 1,107,117	$ 1, 107,117

	LEVEL	OTHER FINANCIAL LIABILITIES	TOTAL CARRYING VALUE	FAIR VALUE
Financial liabilities
Accounts payable and accrued liabilities	3	$ 128,003	$ 128,003	$ 128,003
Notes payable and bank debt	3	280,453	280,453	280,453
Deferred Income	3	5,000	5,000	5,000

		$ 413,456	$ 413,456	$ 413,456

DECEMBER 31, 2010	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	LOANS AND RECEIVABLES/ AMORTIZED COST	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$ 877,848	$ -	$ 877,848	$ 877,848
Accounts receivable	3		51,080	51,080	51,080

		$ 877,848	$ 51,080	$ 928,928	$ 928,928

	LEVEL	OTHER FINANCIAL LIABILITIES	TOTAL CARRYING VALUE	FAIR VALUE
Financial liabilities
Accounts payable and accrued liabilities	3	$ 187,406	$ 87,406	$ 187,406
Notes payable and bank debt	3	403,211	403,211	403,211

		$ 590,617	$ 590,617	$ 590,617

Due to the nature of cash, accounts payable and accrued liabilities, and notes and promissory note payable, the fair value of these instruments approximated their carrying value. Promissory notes are recorded at estimated fair value on issue and at amortized cost on an ongoing basis.

12.           SUBSEQUENT EVENTS

                 a)    May 30, 2011, the Company closed a private placement consisting of the issuance of 3,010,000 common shares at $0.20 per share for gross proceeds of $602,000.

b)	The Company closed a debt settlement whereby 1,378,915 common shares were issued to settle an outstanding amount equal to US$275,783.

QWICK MEDIA INC.
(the “Company”)

Management’s Discussion and Analysis of Operations
for the three months ended March 31, 2011

July 7, 2011

INTRODUCTION

The following management’s discussion and analysis is a review of operations, current financial position and outlook for the Company and should be read in conjunction with the Company’s interim financial statements for the three-month period ended March 31, 2011 and audited financial statements for the year ended December 31, 2010. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted.  This discussion and analysis is prepared as of July 7, 2011.

FORWARD-LOOKING INFORMATION

Certain statements in this interim report are forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of July 7, 2011. These assumptions, which include, management’s current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) the inability of the Company to generate revenue from its planned operations, (2) the inability of the Company to protect its intellectual property, (3) a downturn in the advertising industry, (4) unable to maintain or expand its Micro-broadcast network coverage, (5) failure to obtain high-quality non-advertising content that is included in the Company’s interactive programs, (6) unable to attract advertisers to purchase advertising time, (7) failure to obtain certain approvals and/or authorizations under applicable federal laws, (8) failure to retain key third-party agencies, (9) changing advertising trends and the technology needs of advertisers and consumers, (10) competition in the global advertising industry, (11) fluctuation in the demand for interactive DOOH advertising, (12) a decrease in the demand for our planned advertising, (13) future acquisitions, (14) compliance with the PRC government laws and restrictions, (15) changes in laws and regulations, (16) changes in the political and economic policies of the PRC government, (17) uncertainties with the PRC legal system, (18) fluctuation in exchange rates, (19) restrictions on currency exchange, (20) the loss of key employees and (21) those factors described in the section entitled “Risk Factors and Uncertainties” in this MD&A. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERALL PERFORMANCE

The Company is a development stage company.  The Company develops interactive proprietary software, know-how and hardware. QwickView™ touch screen software is built in C# programming language on a Windows® multi-touch platform. Technically, there are no creative boundaries, such as limits imposed by third party software applications, intellectual bottle-neck, platform stability and external technical support. The software design process is standardized and documented so new employees can be readily integrated. The software development architecture team in Burnaby, British Columbia, Canada provides technical and creative guidance for coders in Wuxi and Beijing, China. It is the equivalent of artists working with engineers. Due to time differences the Company programs in a 24/7 environment. This strategy leverages production outsourcing and high execution speed. QwickView™ hardware is the physical product that acts as a point of service terminal for end users. The hardware consists of a skeleton platform, chassis (outside enclosure) and integrated PC equipment and peripherals. Hardware manufacturing and development is managed from Shenzhen, China, thirty minutes west of Hong Kong.

The Company was incorporated on October 5, 2000 under the laws of the state of Nevada. Effective June 26, 2006, we re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, the Company re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands. Effective July 28, 2009, the Company was issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands. As a result of this transaction, the Company re-domiciled to the Cayman Islands and became a foreign private issuer.

On October 6, 2009, the Company received approval from the Financial Industry Regulatory Authority for the change in the Company’s name from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.” and the re-domiciling of the Company from the State of Wyoming to the Cayman Islands. Effective at the open of trading on October 6, 2009, the Company’s new quotation symbol on the OTC Bulletin Board became “TUSMF”.

On June 22, 2010, the Company changed its name to “Qwick Media Inc.” with the Registrar of Companies of the Cayman Islands and, on July 15, 2010, the Company received approval from the Financial Industry Regulatory Authority (FINRA) for that name change. The name change was approved by the shareholders of the Company at its annual and special meeting held on June 18, 2010. On March 15, 2011, the Company changed its trading symbol to “QWIKF”.

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which the Company acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of the Company’s common stock for each share of Qeyos.

On the same day, the Company completed a private placement of 10,000,000 common shares at a price of $0.20 per share for aggregate gross proceeds of $2,000,000. The Company intends to use the net proceeds from this private placement to fund further capital fund raising and for other general corporate purposes, which may include strategic acquisitions of businesses that could complement the Company’s existing capabilities and businesses.

On the same day, the Company completed the issuance of 637,140 common shares at a deemed price of $0.20 per share in settlement of US$127,428 debt outstanding.

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company for the most recent eight quarters:

	March 31, 2011 ($)	December 31, 2010 ($)	September 30, 2010 ($)	June 30, 2010 ($)
Revenues	10,020	-	-	-
Operating Expenses	792,331	45,419	42,084	34,088
Net Loss	782,311	45,419	42,084	34,088
Loss per Share (Basic and Diluted)	0.01	-	-	-
	March 31, 2010 ($)	December 31, 2009 ($)	September 30, 2009 ($)	June 30, 2009 ($)
Operating Expenses	46,401	33,783	71,992	69,102
Net Loss	46,401	33,783	71,992	69,102
Loss per Share (Basic and Diluted)	-	-	0.01	0.01

RESULTS OF OPERATIONS

The Company generated $10,020 in revenue during the three month period ended March 31, 2011 compared to $nil during the three month period ended March 31, 2010.  Revenues were received from advertising services.

During the three months ended March 31, 2011, we incurred expenses of $792,331 compared to $139,502 during the three months ended March 31, 2010. The increase in expenses during the three months ended March 31, 2011 was primarily due to an increase in advertising and promotion from $Nil during the three month period ended March 31, 2010 to $11,685 during the three month period ended March 31, 2011, an increase in amortization from $Nil during the three month period ended March 31, 2010 to $5,689 during the three month period ended March 31, 2011, an increase in consulting fees from $232 during the three month period ended March 31, 2010 to $199,812 for the three month period ended March 31, 2011, an increase in filing fees from $Nil for the three month period ended March 31, 2010 to $5,282 for the three month period ended March 31, 2011, a decrease in foreign exchange from $75,954 for the three month period ended March 31, 2010 to ($8,199) for the three month period ended March 31, 2011, a decrease in management fees from $5,521 for the three month period ended March 31, 2010 to $388 for the three month period ended March 31, 2011, an increase in office and administrative from $464 for the three month period ended March 31, 2010 to $130,320 for the three month period ended March 31, 2011, an increase in professional fees from $25,504 for the three month period ended March 31, 2010 to $98,490 for the three month period ended March 31, 2011, an increase in rent from $Nil for the three month period ended March 31, 2010 to $56,317 for the three month period ended March 31, 2011, an increase in salaries, wages and benefits from $Nil for the three month period ended March 31, 2010 to $264,981for the three month period ended March 31, 2011, a decrease in software development costs from $26,416 for the three month period ended March 31, 2010 to $631 for the three month period ended March 31, 2011, and an increase in travel from $Nil for the three month period ended March 31, 2010 to $21,533 for the three month period ended March 31, 2011.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any property interests.  The following table sets out the components of the Company’s general and administrative expenses for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010:

	March 31, 2011 ($)	March 31, 2010 ($)
Advertising and promotion	11,685	-
Amortization	5,689	-
Consulting fees	199,812	232
Filing fees	5,282	-
Foreign exchange	(8,199)	75,954
Interest and bank charges	5,402	5,411
Management fees	388	5,521
Office and administrative	130,320	464
Professional fees	98,490	25,504
Rent	56,317	-
Salaries, wages and benefits	264,981	-
Software development costs	631	26,416
Travel	21,533	-

LIQUIDITY AND CAPITAL RESOURCES

	March 31, 2011 (unaudited) ($)	December 31, 2010 (audited) ($)
Cash	999,326	700,996
Working capital	964,891	261,525
Total assets	1,378,347	700,966
Total liabilities	413,456	439,471

The Company’s working capital increased from $261,525 at December 31, 2010 to $964,891 at March 31, 2011 as a result of an increase in cash, accounts receivable, inventory, prepaid expenses, amounts due to related parties, promissory note and accrued interest payable and deferred income and a decrease in accounts payable and notes and accrued interest payable.  On January 28, 2011, the Company completed a private placement of 10,000,000 common shares at a price of $0.20 per share for aggregate gross proceeds of $2,000,000 and the issuance of 637,140 common shares at a deemed price of $0.20 per share in settlement of US$127,428 debt outstanding.  Subsequent to the three month period ended March 31, 2011, the Company closed a private placement consisting of the issuance of 3,010,000 common shares at $0.20 per share for gross proceeds of $602,000 and the issuance of 1,378,915 common shares in settlement of an outstanding amount equal to US$275,783.

Anticipated Cash Requirements

The Company anticipates that it will incur the following expenses over the next twelve months:

1.             $500,000 in connection with business development;

2.             $2,000,000 for operating expenses; and

3.	$90,000 for professional fees.

We require a minimum of approximately $2,590,000 to proceed with our plan of operation over the next twelve months, exclusive of any acquisition or development costs.  The Company’s software and hardware is used in the digital out-of-home (“DOOH”) media advertising industry. Therefore, the Company’s principal business is to provide its clients with advertising opportunities through self-service, interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wall-scapes, spectaculars and mall displays that we own and operate in North American and Chinese advertising markets. The Company’s ability to generate revenues from planned advertising sales depends largely on its ability to provide a large interactive network of digital kiosks and digital TV screens that show the Company’s programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that the Company obtains specialized broadcast interactive television (“Micro-broadcast”) contracts or concession rights contracts in order to operate its business. As such, in order to generate revenues, the Company will incur substantial expenses in the development of its business.  The Company therefore expects to incur significant losses in the foreseeable future. The Company recognizes that if it is unable to generate significant revenues from its activities, the Company’s entire business may fail. There is no history upon which to base any assumption as to the likelihood that the Company will be successful in its plan of operation, and the Company can provide no assurance to investors that it will generate operating revenues or achieve profitable operations in the future.  As the Company had cash in the amount of $999,326 and a working capital in the amount of $964,8910 as of March 31, 2011, the Company does not have sufficient working capital to enable it to carry out its stated plan of operation for the next twelve months.

The Company may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to the Company’s shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict the Company’s operations and liquidity.

There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. If the Company is not able to obtain additional financing on a timely basis, it may not be able to meet its obligations as they come due and may be forced to scale down or perhaps even cease business operations.

Operating Activities

Operating activities used cash of $759,654 during the three months ended March 31, 2011 as compared to $26,521 during the months ended March 31, 2010. The increase was primarily due the acquisition of a wholly owned subsidiary called Qeyos Ad Development Ltd.  costs of development of interactive proprietary software, know-how and hardware.

Financing Activities

Financing activities provided cash of $912,002 during the three months ended March 31, 2011 as compared to $24,342 during the three months ended March 31, 2010.  This increase was primarily due to funds received from private placement subscriptions.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended December 31, 2010, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern.

The Company has incurred a net loss of $2,944,433 for the period from inception on October 5, 2000 to March 31, 2011, has negative cash flow, has a stockholders’ deficiency and has minimal revenues. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from advertising sales. Management has plans to seek additional capital through private placements, public offering of any common stock, convertible debt and credit facilities.

There is substantial doubt about the Company’s ability to continue as a going concern, as the continuation of its business is dependent on the development of proprietary software, know-how and hardware.  The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses to related parties for the three months ended March 31, 2011 and 2010 as follows:

a)
The Company paid management fees of $Nil (2010 - $15,088) to a company controlled by a former director for the three months ended March 31, 2011. On November 1, 2008, the Company entered into an agreement in which the Company agreed to pay $5,776 (CDN$5,600) per month for management services on a month to month basis.

b)
As of March 31, 2011, $6,932 (December 31, 2010 - $Nil) was owed from a company controlled by a director.  At December 31, 2010, the Company accounts payable of $11,320 was owed to a director of the Company and to a company controlled by the same director.

c)	As of March 31, 2011, accounts payable of $Nil (December 31, 2010 - $5,209) was owing to a company controlled by an officer of the Company.

d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $Nil (2010 - $622) for the three months ended March 31, 2011.

e)	On January 28, 2011, the Company issued 4,789,935 common shares of Qeyos to a director of the Company at a fair value of $0.20 per share to settle debt of $957,787.

f)
On January 28, 2011, the Company completed the acquisition of Qeyos, a company controlled by the President of the Company, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each share of Qeyos.

CRITICAL ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits.  For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.  The Company had no cash equivalents at March 31, 2011 or 2010.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates.  The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, useful life and recoverability of long-lived assets, stock-based compensation, valuation allowance for income tax purposes and fair value measurement of financial instruments.

Revenue Recognition

Upon achieving full commercial operation, the Company recognizes revenue from software licensing and customization when all of the following criteria are met: (1) the Company has evidence of an arrangement with a customer; (2) the Company delivers the specified products; (3) license agreement terms are fixed or determinable and free of contingencies or uncertainties that may alter the agreement such that it may not be complete and final; and (4) collection is probable.

The Company has granted a software license which provides for the right to receive payment of a royalty fee based on a percentage of revenues earned by the licensee from the use of the software. Royalty revenues arising from software licenses with an undefined or expected term exceeding three years are generally recognized as received or receivable if the other conditions noted above are satisfied.

Software Development Costs

The Company accounts for software development costs in accordance with ASC 985-20 Software - Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established and all research and development activities for the other components of the product or processes have been completed, at which time any additional costs are capitalized.

To March 31, 2011, software development costs have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

In accordance with ASC 985-705 software modification costs to satisfy hardware upgrades and changes in system configurations are treated as maintenance costs. Maintenance costs are expensed as incurred or recognized with related revenues, whichever occurs first.

Equipment and Amortization

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating depreciation are between 20% and 50%.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar.  Transactions in foreign currency are translated in accordance with ASC 830, Foreign Currency Matters, into U.S. dollars and reported as follows:

i)	monetary items at the exchange rate prevailing at the balance sheet date;

ii)	non-monetary items at the historical exchange rate;

iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

Gains and losses on foreign currency transactions are reported in the statements of operations.

Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with ASC 260, Earnings Per Share.  Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods.  Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period.  As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as the exercise of options or warrants would be anti-dilutive.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers are:

•	Level 1 – defined as observable inputs such as quoted prices in active markets;

•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash consists of cash on deposit with a high quality major financial institution.  The carrying cost approximates fair value due to the liquidity of these deposits.  The carrying amounts of other financial assets and liabilities comprising amounts receivable, accounts payable and accrued liabilities, and notes payable, were a reasonable approximation of their fair value.

Income Taxes

The Company has adopted ASC 740, Income Taxes. This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in ASC 360-50, Impairment or Disposal of Long-lived Assets. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, assets are written down to fair value.

Comprehensive Loss

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements.  As at March 31, 2011 and 2010, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the consolidated financial statements.

Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction.  The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

i)             the date at which the counterparty’s performance is complete;

ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or

iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

RISK FACTORS

Much of the information included in this Management Discussion & Analysis includes or is based upon estimates, projections or other forward looking statements. Such forward looking statements include any projections and estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. In this section, references to “we”, “our” or “us” refers to the Company.

Our company currently does not generate revenue from its planned operations, and as a result, we face a high risk of business failure.

We have generated minimal revenues from our planned operations to date. As of March 31, 2011, we had accumulated $2,944,433 in losses since inception. As a result of the completion of the acquisition of the shares of Qeyos on January 28, 2011, our business is now the development of proprietary software, know-how and hardware. Our software and hardware is used in the digital out-of-home media advertising industry. Therefore, our principal business is to provide our clients with advertising opportunities through self-service, interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wall-scapes, spectaculars and mall displays that we own and operate in North American and Chinese advertising markets. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain Micro-broadcast contracts or concession rights contracts in order to operate our business. As such, in order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology, however, we have not yet obtained any patents or trademarks. We have applied for a registered U.S. trade-name “Qwick Media”, which is pending under serial number 85,078,835. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $999,326 and a working capital of $964,891 as of March 31, 2011. Although we obtained cash of $2,000,000 as a result of the closing of the private placement on January 28, 2011, if our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	People’s Republic of China (“PRC”) governmental regulation of foreign investment in advertising services companies in the PRC;

•	economic, political and other conditions in North America and the PRC; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition and could cause our business to fail.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Qeyos was incorporated and began operations in January 2009. As such, our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our interactive digital media Micro-broadcast network and other advertising media dedicated to the DOOH sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for readers to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Given our limited operating history, we may not be able to:

•	preserve our position in the interactive digital media markets in North America and China;

•
manage our emerging relationships with large retailers and Micro-broadcast sponsors to secure network broadcast and media management contracts or concession rights contracts and obtain such contracts or concession rights contracts to operate interactive digital media platforms in leading retail chains on commercially advantageous terms or at all;

•	obtain, retain and acquire advertising clients;

•	manage our emerging relationships with third-party non-advertising content providers;

•	secure a sufficient amount of low-cost interactive digital kiosks and digital TV screens from our suppliers;

•	manage our expanding operations, including the integration of any future acquisitions;

•	increase and diversify our revenue sources by successfully expanding into other complimentary advertising media platforms and replacing third party light box displays to interactive digital frames;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses; or

•	attract, train, motivate and retain qualified personnel.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

If advertisers or the viewing public do not accept, or lose interest in, our interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America and China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our interactive digital media network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our Micro-broadcast network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, large retailing companies may decide not to allow us to operate the interactive digital and interactive TV screens in stores or shopping malls or to place our programs in high traffic areas, and advertisers may view our micro-broadcast network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to decline spending on our Micro-broadcast network and interactive advertising distribution channels.

Interactive DOOH advertising is a new concept in North America and China and in the advertising industry generally. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness.

If a substantial number of advertisers lose interest in advertising on our Micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We plan to derive the majority of our revenues from the provision of advertising services. If there is a downturn in the advertising industry, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

We do not have any current plans to expand outside our existing sector and enter into more advertising segments to diversify our revenue sources. As a result, if there were a downturn our advertising sector for any reason, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

If we are unable to carry out our plan of operations as specified in proposed contracts or obtain new contracts or concession rights contracts on commercially advantageous terms or at all, we may be unable to maintain or expand our Micro-broadcast network coverage and our costs may increase significantly in the future.

Our ability to generate planned revenues from advertising sales depends largely upon our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations of trade-show exhibitions, large retail stores and shopping malls. This, in turn, requires that we obtain Micro-broadcast contracts or concession rights contracts to operate our business. There are no assurances that we will be able to carry out our operations in a manner as specified in such future contracts or that the typical terms of such contracts, ranging from three to five years, will be capable of including any automatic renewal provisions.

We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our Micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.

We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non-advertising content. We do not produce or create any of the non-advertising content included in our programs. The advertisers will provide us with the advertising content that they do not retain us to produce. All of the non-advertising content is provided by third-party content providers such as various local television stations and television production companies. For example, we have plans to include a variety of news and entertainment content provided by third parties on our Micro-broadcast network, without charge, on the condition that their logo is displayed throughout the duration of the provided content. Certain third-party content providers also do not plan to charge us for their content.

There is no assurance that we will be able to secure these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our Micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

If we are unable to attract advertisers to purchase advertising time on our Micro-broadcast network, we will be unable to maintain or increase our advertising fees, which could negatively affect our ability to grow our profits.

The fees we charge advertising clients and agencies for time slots on our network depend on the size and quality of our interactive network and the demand by advertisers for advertising time on our network. We believe advertisers will choose to advertise on our Micro-broadcast network in part based on the intended size of our network, the desirability of the locations where we have placed our interactive kiosks and digital TV screens and the attractiveness of our network content. If we fail to establish sufficient critical mass, maintain or increase the number of our interactive displays, solidify our brand name and reputation as a quality interactive digital media provider, or obtain high-quality non-advertising content at commercially reasonable prices, advertisers may be unwilling to purchase time on our Micro-broadcast network or to pay the levels of advertising fees we require to grow our profits.

When our planned advertising network of interactive digital kiosks and TV screens reaches saturation in the major retail locations where we seek to operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital TV screens reaches saturation in any particular Micro-broadcast network, we may be unable to offer additional advertising time slots to satisfy all of our expected advertisers’ needs. We would need to increase our advertising rates for advertising in such networks in order to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time.

Including non-advertising content in our programs may be deemed a form of broadcasting under applicable federal law. If so, we may be required to obtain certain approvals and/or authorizations, the failure of which may make us unable to continue to include non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.

Current laws and regulations in North America and China may prohibit any entities or individuals from broadcasting non-advertising content through television networks without the prior approval of the relevant authorities. Applicable laws and regulations do not, however, expressly classify the display of non-advertising content through digital media networks such as ours as a form of broadcasting. Although we believe we are in compliance with current laws and regulations in the jurisdictions in which we intend to operate we cannot assure you that the relevant authorities will reach the same conclusion.

If we are in fact deemed to be engaged in the broadcasting of non-advertising content, we may be subject to monetary penalties or may be forced to eliminate non-advertising content from the programs included in our Micro-broadcast digital TV screens, all of which could have a material and adverse effect on our intended business operations. In addition, if new laws or regulations are promulgated that characterize our business operations as engaging in the broadcasting of non-advertising content, we would be required to obtain additional approvals and/or authorizations. If we fail to obtain any required approvals and/or authorizations, we may not be able to continue to include non-advertising content in our programs and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network, which may cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially adversely affected.

We shall be dependent on a limited number of customers for a significant portion of our revenues and this dependence may continue or reoccur in the future, which would make us more vulnerable to the loss of intended major customers or delays in payments from these customers.

Given our limited operating history and the rapid growth of our industry, we cannot assure that we will not be dependent on a small number of customers in the future. If we fail to sell our services to one or more of our major customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our Micro-broadcast networks, our revenues could be unrealized or could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our intended anchor customers is significantly delinquent with their payments, our financial conditions may be materially and adversely affected.

If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to realize, increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.

The market for interactive advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our Micro-broadcasting advertising network.

We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond interactive kiosks and interactive digital TV screens if advertisers find other media and platforms, such as mobile applications, to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to make certain that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.

We currently plan to play advertisements in our network primarily through Internet VPN broadband and wireless 3G+ networking, and digital players, respectively. In the future, we may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who take advantage of such initiatives could gain a competitive advantage over us.

If we cannot succeed in defining, developing and introducing new formats, features and technologies on a timely and cost-effective basis, advertising demand for our advertising network may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America and China, we may not realize or may lose our future market share, and our intended profitability may be adversely affected.

We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. We compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also compete for advertising dollars spent in the passive display DOOH advertising industry. We must compete with other media platforms of advertising for which we do not have exclusivity, including billboards, light boxes and print media. In addition, we may also face competition from new entrants into interactive advertising in the future.

Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Our plan of operations is subject to fluctuations in the demand for interactive DOOH advertising, which is affected by, among other things, seasonality and general economic conditions, and a decrease in the demand for interactive DOOH advertising may make it difficult for us to sell our advertising time slots.

Our planned operations are directly linked to the fortunes of the DOOH advertising industry. Demand for such advertising fluctuates significantly from period to period, is subject to seasonality due to weather conditions, and is particularly susceptible to downturns in the economy, any of which could lead to a reduction in the growth of the DOOH industry in North America and China.

A decrease in demand for our planned advertising services may materially and adversely affect our ability to generate revenues, our financial condition and results of operations.

Demand for our advertising services, and the resulting advertising spending by our clients, may fluctuate due to changes in general economic conditions, and advertising spending typically decreases during periods of economic downturn.

Our clients may reduce the money they spend to advertise on our network for a number of reasons, including:

•	a general decline in economic conditions;

•	a general decline in the number of consumers and consumer spending;

•	a decline in economic conditions in the particular cities where our network plans to be located;

•	a decision to shift advertising expenditures to other available advertising media; and

•	a decline in advertising spending in general.

A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenues from our advertising services, and our financial condition and results of operations.

If we fail to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

Rapid growth and expansion may place significant strain on our management personnel, systems and resources. We must establish and continue to expand our operations to meet the anticipated demands of advertisers for larger and more diverse network coverage. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts.

We also will need to continue to expand, train, manage and motivate our workforce as well as manage our relationships with our prospective clientele and third-party non-advertising content providers. We must add sales and marketing offices and personnel to service relationships with new Micro-broadcast sponsors that we will aim to add as part of our network. As we add new interactive kiosks and interactive digital TV screens and other media platforms, we will need to incur greater maintenance costs to maintain our equipment.

All of these endeavors will require substantial managerial efforts and skill, as well as the incurrence of additional expenditures. We cannot assure the reader that we will be able to manage our growth effectively, and we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing business and technology;

•	our potential inability to generate sufficient revenue to offset new costs;

•	the expenses of acquisitions; or

•	the potential loss of or harm to relationships with both employees and advertising clients resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our revenues and net income.

We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our future quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of interactive, consumer spending and corresponding advertising trends in North America and China. In addition, DOOH and advertising spending in North America and China generally tends to increase during holidays and tends to decrease during the fourth quarter. DOOH and advertising spending in North America and China is also affected by certain special events and related government measures. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

We may experience seasonality effects due to the seasonality of DOOH and advertising spending in North America and China. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in North America and China and potential changes to the regulation of the advertising industry in North America and China, which are discussed elsewhere in this Form 20-F. If our projected revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, clientele may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in North America and other countries and we may not be able to properly screen out unlawful content.

In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in North America and China and our advertising clients may be less willing to place advertisements on our network.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Risks Related to Regulation of Our Business and to Our Structure

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations.

As an interactive advertising service provider, we are obligated under laws and regulations to monitor the advertising content that is shown on our network for compliance with applicable law. In general, the advertisements shown on our network have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We are still required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are obligated to confirm that such review has been performed and approval has been obtained. In addition, for advertising content related to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertising client’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities.

We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. However, we cannot assure the reader that each advertisement that an advertiser or advertising agency client provides to us and which we include in our Micro-broadcast network programs is in compliance with relevant advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we review advertising content for compliance with relevant laws and regulations, the content standards in the PRC are less certain and less clear than in those in countries such as the United States and we cannot assure the reader that we will be able to properly review the content to comply with the standards imposed on us with certainty.

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.

PRC regulations currently permit 100% foreign ownership of companies that provide advertising services. Any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. We do not currently directly operate an advertising business outside of China and thus cannot qualify under PRC regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Penalties for violations include:

•	revoking the business and operating licenses of our pending PRC subsidiaries and affiliates;

•	discontinuing or restricting our pending PRC subsidiaries’ and affiliates’ operations;

•	imposing conditions or requirements with which we or our pending PRC subsidiaries and affiliates may not be able to comply;

•	requiring us or our pending PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of the concurrent private placement to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

Changes in laws and regulations governing interactive advertising or otherwise affecting our business in North America or China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

There are no existing laws or regulations that specifically define or regulate interactive DOOH advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing Internet based interactive television advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations governing the content of interactive advertising, our business licenses or otherwise affecting our planned business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.

Our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments of China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 25 years, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and in the interactive advertising industry. Such developments could have a material adverse effect on our business, lead to reduction in demand for our services and materially and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.

We conduct our software development business in part through agreement and assistance from Companion Sino-net Technology Development (Beijing) Co., Ltd., which is an indirect 90% corporate subsidiary and affiliate of R. J. Tocher Holdings Ltd., a company owned by our Chief Executive Officer, Ross James Tocher, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The reporting and functional currency of our company is the U.S. dollar. However, a substantial portion of the expected revenues and expenses of our consolidated operating subsidiaries and affiliate entities may be denominated in CAD and RMB. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue which will be exchanged into U.S. dollars, and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Under China’s existing foreign exchange regulations, we will be permitted to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our planned subsidiary and affiliated entities in China such as Companion Sino-net Technology Development (Beijing) Co., Ltd. continue to be subject to significant foreign exchange controls and require the approval of SAFE or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or variable interest entities in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign currencies through debt or equity financing, and could affect our business and financial condition.

Risks Relating to our Management

Because our officers, directors and principal shareholders control a large percentage of our common stock, such insiders have the ability to influence matters affecting our shareholders.

Our officers and directors, in the aggregate, beneficially own 48.59% of the issued and outstanding shares of our common stock. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Ross J. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing, of our Vice-president of Operations, Alan Husejnagic, and Vice-president of Sales, Steve Owst, and their working relationships with our employees, our other major shareholders, our advertising clients, Micro-broadcast network sponsors and advertisers, and relevant government authorities.

If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced.

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors and officers.

A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company, officers, and directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.

Our executive officers and directors will devote only that portion of their time which, in their judgment and experience, is reasonably required for the management and operation of our business. Management may have conflicts of interest in allocating management time, services and functions among our company and any present and future ventures which are or may be organized by our officers or directors and/or their affiliates. Management will not be required to direct us as their sole and exclusive function, and they may have other business interests and engage in other activities in addition to those relating to us. This includes rendering advice or services of any kind to other investors and creating or managing other businesses.

Our board of directors may change our operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm our business and results of operations, and the value of our stock.

Our board of directors has the authority to modify or waive certain of our current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. However, such changes could have a material adverse effect on our financial position or otherwise.

Our Articles of Association contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Association contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them in a civil, criminal or administrative action or proceeding to which they are made a party by reason of their being or having been a director or officer of our company.

Risks Relating to Our Common Stock

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Our common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re-sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of 400,000,000 shares of common stock with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

Penny stock rules will limit the ability of our shareholders to sell their stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for its shares.

We do not intend to pay dividends on any investment in the shares of stock of our company.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in our company.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s shares are quoted for trading on the OTC Bulletin Board under the symbol “QWICKF”.  As of July 7, 2011, the share capital of the Company was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	72,238,456

The Company is also authorized to issue up to 100,000,000 preferred shares, par value $0.001, however no preferred shares have been issued.

Stock Option Plan

In connection with the completion of the acquisition of Qeyos, on January 28, 2011, the Company’s board of directors adopted the 2011 Stock Option Plan (the “Plan”), providing for the issuance of up to 6,620,230 shares of the Company’s common stock to the officers, directors, employees and consultants of the Company and its subsidiaries. Pursuant to the Plan, the Company granted options to purchase an aggregate of 2,400,000 shares of common stock at $0.20 per share to directors and officers that held options to purchase ordinary shares of Qeyos.  The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary.  During the three months ended March 31, 2011, the Company recorded stock-based compensation for the vested options of $145,038, as consulting expense related to these options.

The Company has no outstanding warrants or other securities that are convertible into common shares of the Company.

ADDITIONAL INFORMATION

The Company files annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States.  The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov.  The documents filed with Canadian securities regulatory authorities are available to the public at http://www.sedar.com.

APPROVAL

The Board of Directors of Qwick Media Inc. has approved the disclosure contained in this interim Management Discussion and Analysis.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ross Tocher, President and Chief Executive Officer, of Qwick Media Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Qwick Media Inc. (the “issuer”) for the interim period ended March 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 7, 2011

/s/ “Ross Tocher”
Ross Tocher
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Kevin R. Kortje, Chief Financial Officer, of Qwick Media Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Qwick Media Inc. (the “issuer”) for the interim period ended March 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 7, 2011

/s/ “Kevin Kortje”
Kevin R. Kortje
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QWICK MEDIA INC.

/s/ Ross Tocher
Ross Tocher
President & Chief Executive Officer

Date:  July 7, 2011